Capital Product Partners L.P. Announces Right of First Refusal Over Two Additional Newbuild Eco MR Product Tankers and Fleet Employment Updates

ATHENS, GREECE, September 11, 2015 -- Capital Product Partners L.P. (NASDAQ: CPLP) (the ‘Partnership’), an international diversified shipping company, announced today the granting of a right of first refusal to the Partnership over two additional newbuild eco Medium Range (‘MR’) product tankers and fleet employment updates.

Capital Maritime & Trading Corp. (‘Capital Maritime’ or our ‘Sponsor’) has granted the Partnership a right of first refusal on two additional newbuild eco MR product tankers under construction at Samsung Heavy Industries (Nigbo) Ltd., which are expected to be delivered to Capital Maritime in the first quarter of 2017. As a result, the Partnership now has a right of first refusal on a total of eight newbuild eco MR product tankers, with expected deliveries from September 2015 to February 2017.

The M/T ‘Amore Mio II’ (159,982 dwt, Crude Oil Tanker built 2001, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea) has been chartered to Shell International Trading & Shipping Company Ltd. (‘Shell’) for a period of nine months (+/- 30 days) at a gross daily rate of $33,000. The charter will commence in mid-September 2015. The M/T ‘Amore Mio II’ is currently employed with Capital Maritime at a gross rate of $27,000 per day. Capital Maritime has agreed to terminate its existing charter earlier, in order for the vessel to commence its employment with Shell. The early charter termination for re-employment with Shell was unanimously approved by the Conflicts Committee of the Partnership.

Finally, the Partnership has received a re-delivery notice for the M/V ‘Agamemnon’ (103,773 dwt / 7,943 TEU, container carrier built 2007, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea) from A.P. Moller-Maersk A.S. (‘Maersk Line’). The vessel will be re-delivered from Maersk Line to the Partnership upon completion of its current charter on September 30, 2015 and is then expected to drydock and commence its special survey renewal. At this point, no employment for the vessel has been fixed and the Partnership is currently reviewing employment options for the vessel upon completion of the drydocking.

As a result of the above charter renewals, the Partnership’s charter coverage for 2015 and 2016 is 94% and 76%, respectively.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 33 vessels, including four Suezmax crude oil tankers, 20 modern MR (Medium Range) product tankers, eight post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to A.P. Moller-Maersk A.S., BP Shipping Limited, Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Engen Petroleum, Hyundai Merchant Marine Co. Ltd., Overseas Shipholding Group Inc., Petróleo Brasileiro S.A. (‘Petrobras’), Repsol Trading S.A. (‘Repsol’), Shell International Trading & Shipping Company Ltd., Stena Bulk A.B., Subtec S.A. de C.V., and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.
Jerry Kalogiratos
CEO and CFO
Tel. +30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.